Exhibit 99.4

Vertical Integration to Outperform Competition ABENGOA New York City & London, April 7 & 9, 2015 Gonzalo Gómez EVP E&C Infrastructure Management Completing Transformation 9th Annual Analyst and Investor Day

2 Forward-looking Statement This presentation contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) and information relating to Abengoa that are based on the beliefs of its management as well as assumptions made and information currently available to Abengoa. Such statements reflect the current views of Abengoa with respect to future events and are subject to risks, uncertainties and assumptions about Abengoa and its subsidiaries and investments, including, among other things, the development of its business, trends in its operating industry, and future capital expenditures. In light of these risks, uncertainties and assumptions, the events or circumstances referred to in the forward-looking statements may not occur. None of the future projections, expectations, estimates or prospects in this presentation should be taken as forecasts or promises nor should they be taken as implying any indication, assurance or guarantee that the assumptions on which such future projections, expectations, estimates or prospects have been prepared are correct or exhaustive or, in the case of the assumptions, fully stated in the presentation. Many factors could cause the actual results, performance or achievements of Abengoa to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others: changes in general economic, political, governmental and business conditions globally and in the countries in which Abengoa does business; changes in interest rates; changes in inflation rates; changes in prices; decreases in government expenditure budgets and reductions in government subsidies; changes to national and international laws and policies that support renewable energy sources; inability to improve competitiveness of Abengoa’s renewable energy services and products; decline in public acceptance of renewable energy sources; legal challenges to regulations, subsidies and incentives that support renewable energy sources; extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation; Abengoa’s substantial capital expenditure and research and development requirements; management of exposure to credit, interest rate, exchange rate and commodity price risks; the termination or revocation of Abengoa’s operations conducted pursuant to concessions; reliance on third-party contractors and suppliers; acquisitions or investments in joint ventures with third parties; unexpected adjustments and cancellations of Abengoa’s backlog of unfilled orders; inability to obtain new sites and expand existing ones; failure to maintain safe work environments; effects of catastrophes, natural disasters, adverse weather conditions, unexpected geological or other physical conditions, or criminal or terrorist acts at one or more of Abengoa’s plants; insufficient insurance coverage and increases in insurance cost; loss of senior management and key personnel; unauthorized use of Abengoa’s intellectual property and claims of infringement by Abengoa of others intellectual property; Abengoa’s substantial indebtedness; Abengoa’s ability to generate cash to service its indebtedness; changes in business strategy; and various other factors indicated in the “Risk Factors” section of Abengoa’s Form 20-F for the fiscal year 2014 filed with the Securities and Exchange Commission on February 23, 2015. The risk factors and other key factors that Abengoa has indicated in its past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect Abengoa’s business and financial performance. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted. Abengoa does not intend, and does not assume any obligations, to update these forward-looking statements. This presentation includes certain non-IFRS financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice.

3 Agenda Benefits of vertical integration Power structures Ancillary manufacturing Solar plant components Conclusions

4 Agenda Benefits of vertical integration

5 Development Financing Construction O&M Integration Engineering Procurement/manufact. Risk management Fully integrated value chain to develop competitive advantage and deliver premium returns Own resources for critical activities Solid engineering capacities Procurement global network Manufacturing: vertical integration on value added supplies Standardization Benefits of Vertical Integration 5

6 Benefits of Vertical Integration Competitiveness Vertical integration allows us to capture margins due to: Economies of scale + insourcing Standardization of components. Beneficial cycle: design – manufacturing – installation decreases price State-of-the-art technology in: Optical components for solar fields Steel structures for transmission lines, substations, STE and photovoltaic plants, wind power generation and telecommunication towers Ancillary Manufacturing: electrical boards & cabinets, power & control electronics, motor control centers, relay frames & electronic cards, modular units, energy storage systems Differentiation Security Independence from third parties in key components: Own resources for critical activities Agile post-sales service Flexibility Fast adaptation to changes in environment: Immediate incorporation of improvements to new plants

7 Worldwide manufacturing centers fulfilling the main quality & environmental standards Metal structures Solar plant components Ancillary manufacturing 7 Manufacturing centers ISO 9001, 14001, OHSAS NQA-1 PECAL- 2120

8 Agenda Power structures

ABENGOA

Power structures

More than 40 years of experience. Three strategically positioned plants


Mexico


Spain


India

Products

- Power transmission towers
- Structures for substations
- Telecommunications towers
- Support structures for solar thermal and photovoltaic plants
- Structures for wind turbines

~1.300
Employees

182,000 m^2
Facilities

>150,000 t
Steel production/year

9

10 We offer an integrated service, from engineering to manufacturing, including structure testing Power structures Engineering Four design centers located in the USA, Spain, India and Mexico, covering all time zones Specialization allows us to give technical advice and adapt our products to clients and country requirements Testing A fully automated testing station allowing the simultaneous application and measurement of loads in three directions Possibility of testing towers up to 72 m (236ft) high Manufacturing The three facilities count on galvanizing capacities, computer numerical control processing machines and structural analysis

11 Power structures Innovation is an essential part of the business. In that way we can offer high-tech structures to our clients Abengoa Research is involved in the development of high-tech structures. As a consequence, we can offer the latest technology to develop the most innovative structures in the market.

12 Agenda Solar plant components

Improvement of local economy Job creation Social service Decrease of transportation costs Competitive prices Local production 13 Abengoa is fully able to set up factories to produce solar components in the regions where the projects are being carried out Solar plant components Parabolic trough mirrors Micro troughs Heliostat mirrors Linear fresnel’s Heat collecting tubes Products 50,000m2 Facilities > 2,5 M Mirrors/year 240 Employees (GW Equivalent: 1,1 GWe)

14 Solar plant components Vertical integration in solar thermal projects Engineering Extensive engineering capabilities enable us to support our plants with engineering challenges as well as custom designed solutions. Production processes internally developed with key production equipment designed in house. Innovation We continuously work on research and development and process improvement in order to offer our customers with the best and newest technologies Recognized for its innovation and environmental benefits: Arizona Forward Environmental Excellence Awards. Energy Storage North America Innovation Awards. Solana STE Plant 280 MW

15 Solar plant components More than 30 international clients and a large experience in projects Solana 280 MW Mirrors: 899,360 Mirrors: 631,680 Mojave 280 MW USA Khi 50 MW Solaben 4 x 50 MW Heliostat facets: 134,212 Mirrors: 483,840

16 Agenda Ancillary manufacturing

17 Abengoa’s traditional business. We have supplied equipment for the auxiliary electrical industry since 1963. Ancillary manufacturing Motor control centers and low voltage power and distribution boards Medium voltage electrical cabinets Measurement, control and protection panels. Electrical rooms and modular units. Hardware with embedded electronics. Energy storage systems Products 26,100 m Facilities ~ 300 Employees 2 300,000 Man hours/year

18 Solutions tailored to each need Ancillary manufacturing All equipment has a proprietary design which meets the applicable standards and has undergone the necessary testing. Based on the specific project and client, this design is adapted in the internal electrical and mechanical engineering departments, which create the project-specific technical drawings. Capacities Lean manufacturing actions have been performed in order to optimize the manufacturing of electrical modular rooms and associated engineering processes. Efficiency Customer Requirements Design Tests Manufacturing Final product

International recognition both within and outside Abengoa Ancillary manufacturing Acknowledgements Best on time Delivery Award 2014-2015, granted by Alstom General Electric Award for Excellence in Efficiency Best New Supplier Award, from General Electric

20 Agenda 5 Conclusions

21 Main Takeways Differentiation: access to state-of-the-art in technological solutions Competitiveness: superior margins over peers Flexibility: Fast adaptation to changes in environment Security: Independence from third parties in key components Vertical integration generates an important competitive advantage in our activities due to several factors

Thank you ABENGOA April 7 & 9, 2015